December 19, 2018

Benjamin W. Hulburt
President and Chief Executive Officer
Eclipse Resources Corporation
2121 Old Gatesburg Rd, Suite 110
State College, PA 16803

       Re: Eclipse Resources Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 2, 2018
           File No. 1-36511

Dear Mr. Hulburt:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
Resources